UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

30162V201

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30162V201

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 348,743,927 shares of common stock, par value $0.0001 (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”) outstanding as of January 25, 2022 as reported on the Form T-3 filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022.

CUSIP No. 30162V201

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 348,743,927 shares of Common Stock of the Issuer outstanding as of January 25, 2022 as reported on the Form T-3 filed with the SEC on February 1, 2022.

CUSIP No. 30162V201

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 348,743,927 shares of Common Stock of the Issuer outstanding as of January 25, 2022 as reported on the Form T-3 filed with the SEC on February 1, 2022.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on December 17, 2022, (the “Schedule 13D”), by the Reporting Persons relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”). As described below, this Amendment is an “exit” filing for the Reporting Persons.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Section (a)-(b) and (e) is amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date hereof, BRS did not beneficially own directly any shares of Common Stock.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

3.

Bryant R. Riley may beneficially own 300,000 shares of Common Stock representing 0.1% of the Issuer’s Common Stock, of which (i) 75,000 shares are held as sole custodian for the benefit of Abigail Riley, (ii) 75,000 shares are held as sole custodian for the benefit of Charlie Riley, (iii) 75,000 shares are held as sole custodian for the benefit of Eloise Riley, and (iv) 75,000 shares are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS except to the extent of his pecuniary interest therein.

(e) As of January 26, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name:	Bryant Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Name:	Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
12/8/2021	Purchase	18,518,519	$1.0800	B. Riley Securities, Inc.
12/10/2021	Purchase	800,000	$1.2290	Bryant R. Riley
12/14/2021	Sale	170,967	$1.1900	B. Riley Securities, Inc.
12/15/2021	Sale	2,083,345	$1.1197	B. Riley Securities, Inc.
12/16/2021	Sale	1,199,812	$1.1195	B. Riley Securities, Inc.
12/17/2021	Sale	793,073	$1.0979	B. Riley Securities, Inc.
12/20/2021	Sale	1,244,499	$1.0390	B. Riley Securities, Inc.
12/21/2021	Sale	1,250,000	$1.0687	B. Riley Securities, Inc.
12/22/2021	Sale	1,095,690	$1.0945	B. Riley Securities, Inc.
12/23/2021	Sale	2,085,745	$1.0689	B. Riley Securities, Inc.
12/27/2021	Sale	1,011,042	$1.0092	B. Riley Securities, Inc.
12/28/2021	Sale	400,000	$0.9410	B. Riley Securities, Inc.
12/29/2021	Sale	400,000	$0.8827	B. Riley Securities, Inc.
12/30/2021	Sale	504,405	$0.9031	B. Riley Securities, Inc.
12/31/2021	Sale	400,000	$0.8760	B. Riley Securities, Inc.
1/3/2022	Sale	450,000	$0.8735	B. Riley Securities, Inc.
1/4/2022	Sale	400,000	$0.8409	B. Riley Securities, Inc.
1/5/2022	Sale	400,000	$0.7712	B. Riley Securities, Inc.
1/6/2022	Sale	592,664	$0.7173	B. Riley Securities, Inc.
1/7/2022	Sale	610,355	$0.7087	B. Riley Securities, Inc.
1/10/2022	Sale	764,936	$0.6583	B. Riley Securities, Inc.
1/11/2022	Sale	261,976	$0.6678	B. Riley Securities, Inc.
1/12/2022	Purchase	8,500,000	$0.6000	B. Riley Securities, Inc.
1/25/2022	Sale	1,357,128	$0.5965	B. Riley Securities, Inc.
1/26/2022	Sale	9,542,882	$0.6822	B. Riley Securities, Inc.
1/27/2022	Sale	500,000	$0.6012	Bryant R. Riley